Exhibit 12
[Form of Tax Opinion] Dechert LLP 1775 Eye Street, N.W. Washington, D.C. 20006 Tele: (202) 261-3300 Fax: (202) 261-3333

__________, 2003
UBS Mutual Funds Securities Trust 51 West 52nd Street New York, NY 10019-6114
UBS Index Trust 51 West 52nd Street New York, NY 10019-6114

RE:      Reorganization by and between UBS Index Trust (the "Acquiring Trust"), on behalf of its series, the UBS S&P 500 Index Fund (the "Acquiring Fund"), and UBS Mutual Funds Securities Trust (the "Target Trust"), on behalf of its series, the UBS Enhanced S&P 500 Fund (the "Target").

Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to the Target, to the holders of the shares of the Target (the "Target Shareholders"), and to the Acquiring Fund, in connection with the proposed transfer of substantially all of the property, assets and goodwill of the Target to the Acquiring Fund in exchange solely for shares of beneficial interest of (a) S&P 500 Index Fund-Class A Shares, (b) S&P 500 Index Fund-Class B Shares, (c) S&P 500 Index Fund-Class C Shares, and (d) S&P 500 Index Fund-Class Y Shares" (collectively, the "Acquiring Fund Shares"), and the assumption by the Acquiring Trust, on behalf of the Acquiring Fund, of all of the liabilities of the Target, followed by the distribution of such Acquiring Fund Shares received by the Target in complete liquidation and dissolution of the Target, all pursuant to an Agreement and Plan of Reorganization (the "Plan") dated as of ________, 2003, between the Target Trust on behalf of the Target and the Acquiring Trust on behalf of the Acquiring Fund (the "Reorganization").

For purposes of this opinion, we have examined and rely upon (1) the Plan, (2) the Proxy Statement Materials, dated ________, 2003, filed by the Target Trust with the Securities and Exchange Commission and submitted to the Target Shareholders, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Trust on behalf of the Acquiring Fund, as set forth above, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Target Trust on behalf of the Target, as set forth above, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan and Proxy Statement Materials referred to above.

Based upon the foregoing, it is our opinion that, with respect to each Reorganization:

  The acquisition by the Acquiring Fund of substantially all of the assets of the Target in exchange solely for the Acquiring Fund Shares and assumption of all of the Target's liabilities, followed by the distribution of Acquiring Fund Shares to the Target Shareholders in exchange for their Target shares in complete liquidation and dissolution of the Target, will constitute a reorganization within the meaning of section 368(a)(1) of the Code. The Target and the Acquiring Fund will each be "a party to a reorganization" within the meaning of section 368(b) of the Code.

  The Target will not recognize gain or loss upon the transfer of substantially all of its assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares and assumption of all of the Target's liabilities, except that we do not express any opinion as to whether the Target will be required to recognize gain or loss on the transfer to the Acquiring Fund of any contracts described in section 1256(b) of the Code. The Target will not recognize gain or loss upon the distribution to its shareholders of the Acquiring Fund Shares received by the Target in the Reorganization. We do not express any opinion as to whether any accrued market discount will be required to be recognized as ordinary income.

  The aggregated adjusted basis to the Acquiring Fund of the assets of the Target received by the Acquiring Fund in the Reorganization will be the same as the aggregate adjusted basis of those properties in the hands of the Target immediately before the Reorganization exchange.

  The Acquiring Fund's holding periods with respect to the properties of Target that the Acquiring Fund acquires in the Reorganization will include the respective periods for which those properties were held by the Target.

  The Acquiring Fund will recognize no gain or loss upon receiving the assets of the Target in exchange solely for the Acquiring Fund Shares and assumption of all of the Target's liabilities.

  The Target Shareholders will recognize no gain or loss upon receiving the Acquiring Fund Shares solely in exchange for their Target shares.

  The aggregate basis of the Acquiring Fund Shares received by a Target Shareholder in the Reorganization will be the same as the aggregate basis of Target shares surrendered by the Target Shareholder in exchange therefor.

  A Target Shareholder's holding period for the Acquiring Fund Shares received by the Target Shareholder in the Reorganization will include the holding period during which the Target Shareholder held the Target shares surrendered in exchange therefor, provided that the Target Shareholder held such shares as a capital asset on the date of the Reorganization.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.

Very truly yours,